Mail Stop 4561

      January 4, 2006



Mr. Daniel R. McAuliffe, Jr.
Chief Financial Officer and Director
Citigroup Managed Futures LLC
399 Park Avenue - 7th Floor
New York, NY  10022

Re:	Smith Barney Diversified Futures Fund L.P.
Form 10-K for the fiscal year ended December 31, 2004
      Amendment No. 1 to Form 10-K filed December 14, 2005
      File No. 0-26132

Dear Mr. McAuliffe:

      We have reviewed your third response letter dated December
14,
2005 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the fiscal year ended December 31, 2004

Exhibits 31 and 32

1. In an amended filing, please include certifications which are dated as of the date of the filing. Reference is made to Rule
13a-14
of the Exchange Act. Additionally, please date your signature page as of the date of the filing.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



      Steven Jacobs
      Branch Chief



??

??

??

??

Mr. Daniel R. McAuliffe, Jr.
Smith Barney Diversified Futures Fund L.P.
January 4, 2006
Page 2